Exhibit 16.1

March 19, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by AG Mortgage Investment Trust, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of AG Mortgage Investment Trust, Inc. dated March 15, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers LLP
New York, New York

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Attachment

On March 15, 2024, the Audit Committee of the Board of Directors of AG Mortgage Investment Trust, Inc. (the “Company”) dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm and approved the appointment of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, effective immediately. On November 1, 2023, TPG Inc. ("TPG") completed the previously announced acquisition of Angelo, Gordon & Co., L.P. ("TPG Angelo Gordon"), pursuant to which TPG Angelo Gordon, including the Company's manager, became indirect subsidiaries of TPG. Deloitte is the independent registered public accounting firm of TPG.

PwC’s reports on the Company’s consolidated financial statements as of and for each of the two most recent fiscal years (fiscal years ended December 31, 2023 and 2022) did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s two most recent fiscal years (fiscal years ended December 31, 2023 and 2022) and the subsequent interim period through March 15, 2024, there were no (i) disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports covering the Company’s consolidated financial statements for such periods and (ii) reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided PwC with a copy of this Current Report on Form 8-K and requested that PwC furnish to the Company a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether it agrees with the statements contained herein and, if not, stating the respects in which it does not agree. A copy of PwC’s letter to the SEC, dated March 19, 2024, is filed as Exhibit 16.1 hereto.

During the Company’s two most recent fiscal years (fiscal years ended December 31, 2023 and 2022) and the subsequent interim period through March 15, 2024, neither the Company nor anyone on its behalf consulted Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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